Exhibit 99.1

NEWS RELEASE
NASDAQ Symbol: “STRS”
Stratus Properties Inc. 212 Lavaca St., Suite 300 Austin, Texas 78701	Financial and Media Contact:
Sydney Isaacs
Abernathy MacGregor
713-343-0427 / SRI@abmac.com

Stratus Properties Urges Stockholders to Cast Ballots Before Upcoming Annual Meeting

Vote the WHITE Proxy Card to Elect Directors Who Will Protect Best Interests of ALL Stockholders

AUSTIN, TX, May 6, 2016 – Stratus Properties Inc. (NASDAQ: STRS) (the “Company” or “Stratus”) today issued the following letter from its Board of Directors (the “Board”) to its stockholders.

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Dear Fellow Stratus Stockholders:

One of our stockholders, Carl Berg, initiated a proxy fight because he wants the Company to be sold. Mr. Berg has been a stockholder for approximately 19 years, during which time the price of our stock has more than tripled. But, now, the 77-year-old California investor wants to abruptly exit his investment. We are writing to you because we believe Mr. Berg’s exit plan could put the value of your investment at risk.

Mr. Berg owns too much Stratus stock to sell openly in the public market without reducing his significant gain in the stock, given the average daily volume of Stratus stock traded. His solution to his personal predicament is to ask you to vote for his two nominees, who we believe will support Mr. Berg’s goal of selling the Company in the near term, in a hasty manner, rather than strategically and methodically, as provided by the Company’s five-year plan – a plan that we believe has already created significant value for stockholders. In other words: now that he is ready to exit, he wants you to give up what we believe are valuable growth opportunities ahead in the Austin market.

Let us be clear: We believe Mr. Berg’s strategy to conduct a “fire sale” of the Company is a self-interested scheme that will force you to give up the potential gains you sought when you invested in Stratus in the first place.

Mr. Berg wants to kick two directors off our Board – our CEO, as well as an experienced hospitality professional with expertise in the real estate industry. He would replace them with two of his “associates” who, according to Mr. Berg’s own disclosures, have little or no experience in the Austin real estate market or as directors of public companies.

If you want Stratus to continue its successful strategies for value creation, then please vote TODAY for your Board’s nominees on the WHITE proxy card — by telephone, over the Internet, or by signing, dating and returning it in the postage-paid envelope provided.

Your Company is, in our view, in a solid financial position, owning, operating and developing a high quality asset base – one that is rich with further value creation opportunity. The five-year cumulative total stockholder returns of Stratus stock have outperformed the S&P 500 Stock Index, the Dow Jones U.S. Real Estate Index and a peer group1 of real estate-related companies.2

Management and the Board have worked for many years to position the Company for continued success. Over the course of the Company’s history, the Board and management have skillfully built value in the Stratus portfolio – developing mostly raw land into valuable properties by securing critical entitlements, navigating the regulatory and political environments of the Austin market, and building relationships with government and community leaders, key tenants, partners and lenders. Over time, we have strategically sold select assets that don’t meet our return standards or time horizons, focusing on improving the value for the best of our assets. With that important work behind us, we are thoughtfully executing a five-year plan that we believe will allow stockholders to realize the full value of their investment in the Company. We believe that a fire sale at this time, simply to allow one large stockholder a quick exit, would destroy value.

Today, we own and operate a mix of assets that produces high profit margins and creates significant value. As examples, our ongoing residential lot development program has resulted in lot sales that generally produce gross margins over 50%, and the sale of properties included in our commercial leasing segment generated gains of approximately $20.7 million last year alone. We believe this portfolio has been thoughtfully cultivated to position the Company to realize significant potential value through the methodical development and sale of properties over a five-year period when they reach the right balance of value, risk and time to maturity.

We asked Mr. Berg to discontinue his costly and highly disruptive proxy contest in light of the pending strategic review process, but he refused to stand down.

To ensure we are taking the right steps to maximize value for stockholders, we recently took an additional step, which Mr. Berg requested: We hired a leading financial advisor, with an expertise in real estate, to assist the Board in conducting a thorough review of our strategic alternatives. As part of that process, we will explore the sale of our business, as well as other alternatives.

It is critical that the strategic review process be thorough. In our view, Mr. Berg’s proxy contest, coupled with his public criticism of the Company and its management, will be detrimental to the very strategic review process he has requested. Your Board recently approached Mr. Berg about ending his proxy contest. We did this primarily to ensure that the negativity from his campaign does not create what we believe would be a misleading impression that the Company feels under pressure to sell at a fire sale price. We also approached Mr. Berg about ending his campaign because we believe it threatens to damage the critical relationships Stratus maintains with community leaders, lenders, developers, tenants and partners, all of whom are vital to the successful development and sale of our properties. Mr. Berg still refuses to end his proxy fight, even though we are now in the middle of a strategic review process that he requested.

[1]	Peer group comprised of Alexander & Baldwin, Inc. (NYSE: ALEX), Consolidated-Tomoka Land Co. (NYSEMKT: CTO), Forestar Group Inc. (NYSE: FOR), The Howard Hughes Corporation (NYSE: HHC), Maui Land & Pineapple Company, Inc. (NYSE: MLP), The St. Joe Company (NYSE: JOE) and Tejon Ranch Co. (NYSE: TRC).
[2]	Total returns assume dividends are reinvested.

We believe Mr. Berg insists on pursuing his personal agenda at Stratus’ – and your – expense. Your Board has, in our view, a proven strategy in place to continue to pursue value creation and to methodically harvest that value for ALL stockholders – whether their holdings are large or more modest. We believe Mr. Berg’s plan threatens to derail the substantial value we expect to realize for the benefit of ALL stockholders.

Your Board recommends the re-election of Board Chairman, President and CEO Beau Armstrong and independent director Charles Porter on the WHITE proxy card. They are committed to continuing the Company’s successful record of creating value for stockholders, which includes:

•	Accretive transactions under the five-year plan:

•	The sales of the Parkside Village and 5700 Slaughter commercial properties resulted in gains of $20.7 million, generating profits in both cases of more than four times the Company’s investment.

•	We have received attractive bids for The Oaks at Lakeway, an HEB grocery-anchored retail project.

•	Significant stock price appreciation:

•	Our stock price appreciated approximately 24% in 2015 from the time we announced our five-year plan until the trading day before Mr. Berg’s announcement of his proxy contest and stockholder proposal, while the S&P 500 and Dow Jones U.S. Real Estate Index each declined.

Based on this momentum, combined with the review of strategic alternatives, we believe we are on the right track to further enhance value for Stratus stockholders.

A vote on the WHITE proxy card is a vote for what your Board believes is the right plan to continue to unlock the value of Stratus’ methodically developed portfolio.

Whether or not you plan to attend Stratus’ Annual Meeting, you have the opportunity to protect your investment by voting the WHITE proxy card TODAY. You may vote today by telephone, over the Internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided. Thank you for your support.

Sincerely,

The Board of Directors of Stratus Properties Inc.

Your Vote Is Important, No Matter How Many Or How Few Shares You Own.

If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED

Stockholders Call Toll-Free: (888) 750-5834

Banks and Brokers Call Collect: (212) 750-5833

IMPORTANT

We urge you NOT to sign any proxy card sent to you by Carl Berg.

If you have already done so, you have every legal right to change your vote by using the enclosed WHITE proxy card to vote TODAY— by telephone,

by Internet, or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.

Important Additional Information

Stratus Properties Inc., its directors and certain of its executive officers are participants in the solicitation of proxies from Stratus stockholders in connection with the matters to be considered at Stratus’ 2016 Annual Meeting. Stratus has filed its definitive proxy statement and form of WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2016 in connection with any such solicitation of proxies from Stratus stockholders. STRATUS STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD (INCLUDING ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of Stratus’ directors and executive officers in Stratus stock, restricted stock units and stock options is included in their SEC filings on Forms 3, 4, and 5, which can be found through Stratus’ website (www.stratusproperties.com) in the section “Investor Relations” or through the SEC’s website at www.sec.gov. Information can also be found in Stratus’ other SEC filings, including Stratus’ definitive proxy statement for the 2016 Annual Meeting and its Annual Report on Form 10-K for the year ended December 31, 2015. More detailed and updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with Stratus’ 2016 Annual Meeting. Stockholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Stratus with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at Stratus’ website at www.stratusproperties.com, by writing to Stratus Properties Inc. at 212 Lavaca Street, Suite 300, Austin, TX 78701, or by calling Stratus’ proxy solicitor, Innisfree M&A Incorporated, toll-free at 888-750-5834.

Forward-Looking Statements

This press release contains forward-looking statements in which Stratus discusses factors it believes may affect its future performance. Forward-looking statements are all statements other than statements of historical facts, such as statements regarding the implementation and potential results of Stratus’ five-year plan, projections or expectations related to operational and financial performance or liquidity, reimbursements for infrastructure costs, financing and regulatory matters, development plans and sales of properties, commercial leasing activities, timeframes for development, construction and completion of Stratus’ projects, capital expenditures, liquidity and capital resources, and other plans and objectives of management for future operations and activities. The words “anticipates,” “may,” “can,” “plans,” “believes,” “potential,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be” and any similar expressions and/or statements that are not historical facts are intended to identify those assertions as forward-looking statements.

Stratus cautions readers that forward-looking statements are not guarantees of future performance, and its actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause Stratus’ actual results to differ materially from those anticipated in the forward-looking statements include, but are not limited to, the outcome of the strategic review process, Stratus’ ability to refinance and service its debt and the availability of financing for development projects and other corporate purposes, Stratus’ ability to sell properties at prices its board considers acceptable, a decrease in the demand for real estate in the Austin, Texas market, changes in economic and business conditions, reductions in discretionary spending by consumers and corporations, competition from other real estate developers, hotel operators and/or entertainment venue operators and promoters, business opportunities that may be presented to and/or pursued by Stratus, the termination of sales contracts or letters of intent due to, among other factors, the failure of one or more closing conditions or market changes, the failure to attract customers for its developments or such customers’ failure to satisfy their purchase commitments, increases in interest rates, declines in the market value of its assets, increases in operating costs, including real estate taxes and the cost of construction materials, changes in external perception of the W Austin Hotel, changes in consumer preferences, changes in laws, regulations or the regulatory environment affecting the development of real estate, opposition from special interest groups with respect to development projects, weather-related risks and other factors described in more detail under the heading “Risk Factors” in Stratus’ Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC.

Investors are cautioned that many of the assumptions upon which Stratus’ forward-looking statements are based are likely to change after the forward-looking statements are made. Further, Stratus may make changes to its business plans that could affect its results. Stratus cautions investors that it does not intend to update its forward-looking statements notwithstanding any changes in its assumptions, business plans, actual experience, or other changes, and Stratus undertakes no obligation to update any forward-looking statements.

About Stratus Properties Inc.

Stratus is a diversified real estate company engaged primarily in the acquisition, entitlement, development, management, operation and sale of commercial, hotel, entertainment, and multi- and single-family residential real estate properties, primarily located in the Austin, Texas area, but including projects in certain other select markets in Texas.

Contacts:

Media: The Abernathy MacGregor Group

Sydney Isaacs, 713-343-0427

Investors: Innisfree

Scott Winter/Larry Miller, 212-750-5833